Exhibit 99.1

KBS Fashion Group Limited Receives Nasdaq Deficiency Notice

SHISHI, China, May 8, 2015 — KBS Fashion Group Limited (the "Company") today announced that on May 5, 2015, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that since the Company has not yet filed its Form 20-F for the year ended December 31, 2014 (the “Filing”), it is no longer in compliance with Listing Rule 5250(c)(1) for continued listing.

The Company has until July 6, 2015 to submit to Nasdaq a plan to regain compliance. If Nasdaq accepts the Company’s plan to regain compliance, the staff can grant an extension of up to 180 calendar days from the Filing’s due date, or until October 27, 2015, to regain compliance. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearings Panel.

About KBS Fashion Group Limited.

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 114 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Forward-Looking Statements

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section in our other reports filed with the Securities and Exchange Commission ("SEC"). Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at http://www.sec.gov. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For more information, please contact:

Stylianos Stergios Sougioultzoglou

Chief Strategic Officer
KBS Fashion Group Limited
Tel: +30 6948241427